SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13d

(Amendment No. 1 )*

HYDROGENICS CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

448882 10 0

(CUSIP Number)

Albert A. Koch

Motors Liquidation Company

300 Renaissance Center

Mail Code 482-C37-A99

Detroit, Michigan 48265-3000

(313) 665-2013

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.   ☐

SCHEDULE 13D

CUSIP No. 448882 10 0

1.	Names of Reporting Person Motors Liquidation Company (formally known as General Motors Corporation)
I.R.S. Identification Nos. of above person (entities only) 38-0572515
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO.

Explanatory Note.

This Amendment No. 1 amends the Schedule 13D filed on October 25, 2001 by Motors Liquidation Company (formerly known as General Motors Corporation), a Delaware corporation, with respect to common stock, without par value, of Hydrogenics Corporation (“Hydrogenics”), a Canadian corporation, located at 5985 McLaughlin Road Mississauga, Ontario Canada L5R 1B8. This amendment amends Item 4 (“Purpose of the Transaction”), and Item 5 (“Interest in Securities of the Issuer”), to reflect the material disposition of beneficial ownership of securities and the material decrease in the percentage of the class of common stock beneficially owned by the reporting person, Motors Liquidation Company.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On June 1, 2009, Motors Liquidation Company (formerly known as General Motors Corporation) filed a voluntary petition under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York and, concurrently with the filing of the petition, (i) filed a motion to sell substantially all of its assets pursuant to Section 363 of the Bankruptcy Code (the “363 Sale”) to a newly formed corporation (now known as “General Motors Company”) and (ii) in furtherance of the 363 Sale, entered into that certain Master Sale and Purchase Agreement, subsequently amended and stated, with such newly formed corporation (as amended, the “MSPA”).

On July 10, 2009, pursuant to the terms of the MSPA, Motors Liquidation Company sold to General Motors Company (formerly known as NGMCO, Inc.) a private company, among other things, its 11,364,006 shares of common stock, without par value, of Hydrogenics. Motors Liquidation Company now ceases to own any beneficial interest in any securities of Hydrogenics.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b)	Motors Liquidation Company no longer beneficially owns any shares of common stock of Hydrogenics and no longer holds any power to vote or dispose of any such shares.

(c)

On July 10, 2009, pursuant to the terms of the MSPA, Motors Liquidation Company sold to General Motors Company, among other things, its 11,364,006 shares of common stock, without par value, of Hydrogenics. The aggregate consideration General Motors Company paid to Motors Liquidation Company for substantially all of Motors Liquidation Company’s assets, including the Hydrogenics shares, is set forth in the MSPA, which was filed, as amended and restated on June 26, 2009, as an exhibit to the Current Report on Form 8-K of Motors Liquidation Company filed July 2, 2009. Other than as set forth herein, Motors Liquidation Company has not effected any transactions in the shares of Hydrogenics during the past 60 days.

(d)	None.

(e)	Motors Liquidation Company ceased to be the beneficial owner of more than five percent of the common stock of Hydrogenics on July 10, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Motors Liquidation Company

Date:	July 13, 2009

Signature:	/s/ Albert A. Koch

Name and Title:	Albert A. Koch, President and Chief Executive Officer

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